Exhibit 99.1

58.com Subsidiary 58 Home Raises US$300 million in Series A Funding

BEIJING, China, October 12, 2015/PRNewswire - 58.com Inc. (NYSE: WUBA) (collectively with its subsidiaries and other consolidated entities, “58.com”), China’s largest online marketplace offering multi-category local services, today announced the signing of a definitive shares subscription agreement (“SPA”) for a US$300 million Series A equity funding round for 58 Daojia Inc., the 58 Home subsidiary of 58.com, with participation from Alibaba Group Holding Limited (“Alibaba”), global investment firm KKR and Ping An Group (“Ping An”). The transaction is subject to customary closing conditions.

Founded in September 2014, 58 Home is a multi-category local services platform in China. It provides information on and access to high-quality offline services such as cleaning, moving, babysitting, beauty care, and many other categories in approximately 30 cities in China. With its location-based order processing system, 58 Home’s platform directly connects customers to the nearest independent service providers.

Following the completion of this Series A equity funding, 58.com will maintain majority ownership of 58 Home. With the proceeds from this equity funding, which values 58 Home at over US$1 billion on a fully-diluted basis post-investment, 58 Home intends to continue to enhance the platform with further investments in marketing, research and development, and other operating initiatives. It will also explore investment opportunities in new startups and business ventures in China’s rapidly expanding home services market.

Mr. Michael Jinbo Yao, Chairman and CEO of 58.com, commented, “We are excited to welcome Alibaba, KKR and Ping An as partners as we develop 58 Home into an ecosystem that efficiently matches our many users with local service providers. The 300 million and growing population of digitally literate middle class consumers in China has created a huge but still nearly untapped market for online-to-offline home services. There is a strong need for experienced, trustworthy and effective home service professionals in China, and 58 Home is in a unique position to lead this local services revolution.”

Mr. Xiaohua Chen, CEO of 58 Home, added, “The total orders and merchant numbers of 58 Home continue to grow beyond our expectations, demonstrating the effectiveness of our strategy to increase market share, reduce user acquisition costs and increase repeat customers. Our mission is to help home services providers gain more from their hard work. I am confident that with the support of Alibaba, KKR and Ping An, we will be able to create synergies across a number of existing and new categories that will greatly enhance our overall service offerings and extend our lead in this market.”

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

About KKR

KKR is a leading global investment firm that manages investments across multiple asset classes including private equity, energy, infrastructure, real estate, credit and hedge funds. KKR aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and driving growth and value creation at the asset level. KKR invests its own capital alongside its partners' capital and brings opportunities to others through its capital markets business. References to KKR's investments may include the activities of its sponsored funds. For additional information about KKR & Co. L.P. (NYSE:KKR), please visit KKR's website at www.kkr.com.

About Ping An Group

Ping An is a personal financial services group in China with the most comprehensive range of financial service licenses, the widest range of business offerings and the closest ties to its controlling shareholders. As at December 31, 2014, the subsidiaries of Ping An included Ping An Life, Ping An Property & Casualty, Ping An Annuity, Ping An Health, Ping An Bank, Ping An Securities, Ping An Trust and Ping An-UOB Fund, covering the entire financial services spectrum. The Group has become one of the few financial groups providing customers with a full range of financial products and services including insurance, banking and investment. In addition, for the internet finance business, the Group has developed new businesses including Lufax, Wanlitong Loyalty Points Program, auto market, housing market, e-Payment and mobile social finance portal. In 2014, Ping An achieved rapid growth in the internet finance business, with the total number of users reaching 137 million and a preliminary internet financial strategic system of “One Gate, Two Focuses, Four Markets” formed. While it has achieved significant growth in its internet finance business, Ping An believes in further growth opportunities for its core financial businesses.

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s ability to successfully complete the equity funding and to effectively use the proceeds; 58 Home’s ability to achieve and improve the synergy between 58 Home and its investors; 58.com's goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com